

June 27, 2012

Via E-mail
Luisa Ingargiola
Chief Financial Officer
MagneGas Corporation
150 Rainville Road
Tarpon Springs, FL 34689

> **Re:** **MagneGas Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 27, 2012**
> **File No. 333-181775**

Dear Ms. Ingargiola:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Regarding your response to prior comment 1:
   - Please complete the remaining blanks in your disclosure with the information that may not be omitted pursuant to Rule 403A. We note for example the blanks in your dilution table on page 12.
   - Given that you appear to be registering an offering subject to a firm-commitment underwriting, it remains unclear why your prospectus cover refers to you offering "up to" 1,600,000 shares. Please revise or advise.
   - In this regard, we note that the last sentence of the first paragraph in exhibit 5.1 indicates that you are offering a total of 2,315,000 shares including the over-allotment option, which is less than the total number including the over-allotment option mentioned on the prospectus cover. We also note that your response to prior comment 1 indicates that the company is selling 2,435,000 shares, which differs from

      the amount in both exhibit 5.1 and on the prospectus cover. Please reconcile these statements.

- Please revise your fee table on the Form S-1 facing page to reflect the $6.00 offering described in your prospectus, including the over-allotment option.
- In the last sentence of your response you refer to an amendment if you increase the size of the offering. Note that you may not increase the size of the offering by post-effective amendment. See Rule 413.

Prospectus Summary, page 2

2.   Refer to prior comment 2. Please ensure that you have reflected your reverse stock split throughout your filing accurately. In this regard, please reconcile the total shares of common stock underlying warrants disclosed on page 4 with your disclosure in the third risk factor on page 9.

Certain Relationships and Related Transactions, page 32

3.   Please revise your disclosure added in response to prior comment 3 to show clearly the rate or amount of interest paid on the debt transaction mentioned in the fourth paragraph on page 33, not merely an aggregate amount including other debt. See Regulation S-K Item 404(a)(5).

Financial Statements, page F-1

4.   We note that you effected a 10-for-1 reverse stock split on June 26, 2012. Please address the following:

- please tell us why the Statement of Stockholders' Equity for the year ended December 31, 2010 includes an adjustment entitled "retroactive restatement for a 1 for 10 reverse common stock split on June 27, 2012." Specifically address how the referenced presentation complies with the guidance in SAB Topic 4.C. which require that such changes be given retroactive effect in your financial statements. Revise the filing as necessary to comply with the referenced SAB;
- please revise the filing as necessary to ensure the reverse stock split is retroactively reflected throughout the filing. For example, we note on page F-14 that in the summary of outstanding options table that the per share amounts do not appear to have been adjusted for the reverse stock split.

5.   Please revise the filing as necessary to ensure that all totals and subtotals in your financial statements are mathematically correct. For example, we note that in the Balance Sheet on page F-3 that the components of stockholders' equity do not equal the total stockholders' equity for the year ended December 31, 2011 and in the Balance Sheet on page F-19 that the components of stockholders' equity do not equal the total stockholders' equity for the quarter ended March 31, 2012.

Luisa Ingargiola
MagneGas Corporation
June 27, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin LLP